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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                SEC FILE NUMBER



                                 (Check One):

 [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K [X] Form 10-Q  [ ] Form N-SAR

     For Period Ended:  June 30, 2000

     [ ] Transition Report on Form 10-K

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q

     [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                ________________________________________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

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     APPLIED VOICE RECOGNITION, INC.
     Full Name of Registrant

     SUMMA VEST, INC.
     Former Name if Applicable

     1770 ST. JAMES PLACE, SUITE 116
     Address of Principal Executive Office (Street and Number)

     HOUSTON, TEXAS 77056
     City, State and Zip Code


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PART II - RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant has not been able to complete all required internal reviews necessary to verify the information and disclosures contained in its Form 10-QSB for the quarter ended June 30, 2000 without incurring unreasonable effort and expense to file the Form 10-QSB within the prescribed time period. The Registrant has experienced a change in financial management personnel and its new Controller has initiated a review and refinement of accounting procedures which has delayed the closing. Furthermore, the recent requirement that the independent public accountants review the interim financial statements has also contributed to the filing delay. The Registrant needs additional time to ensure the completeness and accuracy of all required disclosures.

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PART IV - OTHER INFORMATION

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     (1)  Name and telephone number of person to contact in regard to this notification.

          Jackson L. Nash                 713                   621-3131
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               (Name)                 (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no, identify report(s).                                     [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                                    [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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     EXPLANATION. For the six months ended June 30, 2000, the Company estimates its revenues will be approximately $1,280,000. For the same period in 1999 its revenues were $2,350,859. The financial results in 2000 are not comparable to those in 1999 because of the Company's disposition of several of its medical transcription services operations effective in December 1999, and because of the Company's suspension in late 1999 of its Internet-based voice recognition software. Revenues for the quarter ending March 31, 2000 were $607,375.

                     APPLIED VOICE RECOGNITION, INC.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   August 14, 2000                 By   /s/ Jackson L. Nash
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                                                  Jackson L. Nash
                                           Chief Financial Officer and Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
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